EXHIBIT 20.01



                 CELLEGY ANNOUNCES THE DEATHS OF TWO EXECUTIVES

         NOVATO, Calif., July 11/PRNewswire/ -- Cellegy Pharmaceuticals, Inc. (Nasdaq: CLGY; Warrants, CLGYW) regrets to announce that its President and Chief Executive Officer, William E. Bliss, and its Vice President of Corporate Development, Lionel D. Simon, Ph.D., were killed in an automobile accident while traveling home together on Tuesday evening, July 9, 1996.

         Carl R. Thornfeldt, M.D., Chairman of the Board and founder of Cellegy, has assumed the position of acting CEO pending recruitment of a replacement for Mr. Bliss.

         Cellegy's Board of Directors met yesterday to establish a transition committee responsible for continuity of the Company's business strategy, business development and operations. Chaired by Dr. Thornfeldt, the committee includes Richard Juelis, Vice President, Finance and Chief Financial Officer; Dr. Michael Francoeur, Vice President, Research and Development; and Denis R. Burger, Ph.D., a board member. Mr. Juelis will be responsible for Cellegy's administrative and investor relations activities, while Dr. Francoeur will be responsible for the Company's research and technical development activities. Both men have senior management experience in the pharmaceutical industry.

         Cellegy also established a committee whose primary responsibility will be to recruit a new CEO. This committee will be chaired by Dr. Burger, who is an executive officer at three other biomedical companies. Heidrich & Struggles, the executive recruiting firm that originally recruited Mr. Bliss, will also assist in the search. "We are deeply saddened by the loss of William Bliss and Lionel Simon," said Dr. Thornfeldt. "On behalf of myself, the Board of Directors and the employees of Cellegy, we offer our deepest sympathies to their families."

         "Since joining Cellegy, Bill and Lionel had made outstanding contributions that moved the Company to new height. These included building a strong management team and board group and aggressively pursuing key corporate relationships and licensing agreements. Thanks to these activities, we are confident Cellegy will be able to meet its goals in research and business development programs in the months and years to come."

         Cellegy is a pharmaceutical company engaged in the development, through corporate collaborations and marketing arrangements, of innovative drug delivery products as well as consumer and prescription products for the skin.

         -0-
         /CONTACT: Richard Juelis, Chief Financial Officer of Cellegy Pharmaceuticals, Inc., 415-382-6770, or Jimmy Caplan of Market Makers, 805-569-0076, or Rick Eisenberg of Eisenberg Communications, 212-496-6828/
(CLGY)